UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: March 7, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)
Date: March 7, 2008	By:	/s/ Karen L. Dunfee
Karen L. Dunfee Corporate Secretary

EXTERNAL NEWS RELEASE

08-07-TC

For Immediate Release:	March 7, 2008

TECK COMINCO RECEIVES REGULATORY APPROVAL

FOR SHARE BUY-BACK PROGRAM

Vancouver, March 7, 2008 -- Teck Cominco Limited (TSX – TCK.A; TCK.B; NYSE – TCK) has been informed that the Toronto Stock Exchange has accepted its notice of intention to make a normal course issuer bid for its Class B subordinate voting shares. A previous notice of intention expired on February 21, 2008. Under the notice of intention just filed, Teck Cominco may purchase shares commencing on March 11, 2008 and until on the earlier of the date on which Teck Cominco has acquired 40 million shares and March 10, 2009. The 40 million shares represent 9.23% of Teck Cominco’s 433,383,126 Class B subordinate voting shares outstanding as at February 28, 2008 or 9.47% of Teck Cominco’s public float. Teck Cominco believes that share repurchases represent an appropriate use of cash not required for the acquisition or development of productive assets.

Purchases will be made through the facilities of the Toronto Stock Exchange from time to time at the prevailing market prices of the Class B shares as traded on the Exchange and any Class B shares purchased will be cancelled. Daily purchases will be limited to 802,700 shares. The actual number of Class B shares to be purchased and the timing of any such purchases will be determined by Teck Cominco from time to time as market conditions warrant. Teck Cominco purchased for cancellation 13,100,000 Class B subordinate voting shares under its prior share buy-back program, of which 11,100,000 were purchased at a weighted average price of $44.4902 per share in the 12 months preceding the date of the notice of intention just filed.

Teck Cominco Limited is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. The company is a significant producer of copper, zinc, metallurgical coal and specialty metals, and has interests in several oil sands development assets. Further information can be found at www.teckcominco.com.

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Cominco Limited

(604) 685-3005

greg.waller@teckcominco.com